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                 AMENDMENT TO THE AMENDED AND RESTATED BYLAWS
                                      OF
                            MANNATECH, INCORPORATED


     Article III, Section 1 shall be deleted in its entirety and replaced by the following:

     "SECTION 1. POWER; NUMBER; TERM OF OFFICE; ELECTION. The powers of the Corporation shall be exercised by or under the authority of, and the business and affairs of the Corporation shall be managed by its Board of Directors except as the Board of Directors shall delegate the power to so manage to the Executive Committee or other committee. Directors need not be residents of the State of Texas or shareholders of the Corporation.

     Unless otherwise provided in the Amended and Restated Articles of Incorporation, the number of directors that shall constitute the entire Board of Directors, which shall be not less than three, shall be determined from time to time by resolution of the Board of Directors (provided that no decrease in the number of directors that would have the effect of shortening the term of an incumbent director may be made by the Board of Directors). As of the time of adoption of these Amended and Restated Bylaws, the number of directors shall be five. Each director shall hold office for the term for which he is elected and thereafter until his successor shall have been elected and qualified, or until his earlier death, resignation or removal.

     The directors shall be divided into three classes as nearly equal in number as possible and one class of directors shall be elected by plurality vote at each annual meeting of shareholders to hold office for a three-year term. Each director, including a director elected to fill a vacancy, shall hold office until the expiration of the term for which elected and until a successor has been elected and qualified. No decrease in the number of directors shall have the effect of shortening the term of any incumbent director."